Exhibit 3(i)(d)

                                AMENDMENT TO THE
                            ARTICLES OF INCORPORATION
                                       OF
                        Marci International Imports, Inc.

                                   ARTICLE ONE

     Marci International Imports, Inc. (the "Corporation"), pursuant to the requirements of the General Corporation Law of the State of Georgia, as amended, hereby adopts this Amendment to its Articles of Incorporation.

                                   ARTICLE TWO

     The Amendment to the Articles of Incorporation set forth herein was duly adopted in a resolution of the Corporation's Board of Directors, submitted to the Corporation's stockholders for their approval, and approved by a majority vote of the Corporation's stockholders at a meeting called, noticed and held on the 19th day of June 1998.

                                  ARTICLE THREE

     The number of shares of the Corporation outstanding at the time of such adoption and the number of shares entitled to vote thereon was FIVE MILLION, ONE HUNDRED EIGHTY-ONE THOUSAND EIGHTY-FIVE (5,181,085) shares of common stock (the "Common Stock"). The holders of TWO MILLION, EIGHT HUNDRED SIXTY-ONE THOUSAND FIVE HUNDRED NINETY-ONE (2,861,591 shares) of Common Stock were present at the meeting in person or by proxy and each of the amendments set forth herein was approved by the holders of a majority of the Corporations' issued and outstanding shares of Common Stock.

                                  ARTICLE FOUR

     The provisions of the original Articles of Incorporation and all subsequent amendments thereto are hereby superseded by the following amendments:

                                    ARTICLE I
                                      NAME

     Effective with this filing, the name of the Corporation shall be FAB Global, Inc.

                                   ARTICLE IV
                               AUTHORIZED CAPITAL

     From and after 5:00 p.m. EST on April 2, 1999, the Corporation shall be authorized to issue a total of Thirty Million (30,000,000) shares of capital stock which shall be subdivided into classes as follows:

          (a) Twenty-five Million (25,000,000) shares of the Corporation's capital stock shall be denominated as Common Stock, have a par value of $.01 per share, and have the rights, powers and preferences set forth in this paragraph. The Holders of Common Stock shall share ratably, with all other classes of common equity, in any dividends that may, from time to time, be declared by the Board of Directors. No dividends may be paid with respect to Corporation's Common Stock, however, until dividend distributions to the holders of Preferred Stock, if any, have been paid in accordance with the Articles or Articles of designation relating to such Preferred Stock. The holders of Common Stock shall share ratably, with all other classes of common equity, in any assets of the Corporation that are available for distribution to the holders of common equity securities of the Corporation upon the dissolution or liquidation of the Corporation. The holders of Common Stock shall be entitled to cast one vote per share on all matters that are submitted for a vote of the stockholders. Effective at 5:00 p.m. EST on April 2, 1999, and without any further action by the holders the Common Stock of the Corporation, the FIVE MILLION, ONE HUNDRED EIGHTY-ONE THOUSAND EIGHTY-FIVE (5,181,085) issued and outstanding shares of the Corporation's Common Stock shall consolidate or "reverse split" in the ratio of 1 new share for every 18 shares currently held by a stockholder so that the total issued and outstanding capital stock of the Corporation shall consist of THREE HUNDRED THOUSAND (300,000) shares, more or less. No fractional shares shall be issued in connection with the reverse split and all calculations that would result in the issuance of a fractional share shall be rounded up to the nearest whole number. In addition, no stockholder who was the beneficial owner of at least 100 shares on the date of this Amendment shall receive fewer than 100 shares of the $.01 par value Common Stock of the Corporation in connection with the implementation of the reverse split and all calculations that would result in the issuance of fewer than 100 shares of Common Stock to such a stockholder shall be rounded up to 100 shares.

          (b) Five Million (5,000,000) shares of the Corporation's authorized capital stock shall be denominated as Preferred Stock, par value of $.01 per share. Shares of Preferred Stock may be issued from time to time in one or more series as the Board of Directors, by resolution or resolutions, may from time to time determine, each of said series to be distinctively designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any of each such series of Preferred Stock may differ from those of any and all other series of Preferred Stock at any time outstanding and the Board of Directors is hereby expressly granted authority to fix or alter, by resolution or resolutions, the designations, number, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of each such series of Preferred Stock.

Dated:  March 30, 1999                         Marci International Imports, Inc.



                                               By:  __________________________
                                                     Sally A. Fosner,
                                                     President and Sole Director

                                   CERTIFICATE

     On behalf of Marci International Imports, Inc. and FAB Global, Inc. (the "Corporation"), the undersigned hereby verifies that the request for publication of a notice of intent to file an Amendment to the Articles of Incorporation of the Corporation and payment therefor have been made as required by Section 14-2-1006.1 of the Georgia Business Corporation Code.


                                                   -----------------------------
                                                    Grier G. Newlin, Esq.